Exhibit 99.1

17 Education & Technology Group Inc. Announces Third Quarter 2022 Unaudited Financial Results

BEIJING, China, December 8, 2022 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the third quarter of 2022.

Third Quarter 2022 Highlights1

•

Net revenues were RMB124.6 million (US$17.5 million), representing a year-over-year decrease of 74.9% from RMB496.8 million in the third quarter of 2021, and a year-over-year increase of 549.0% compared with the net revenues excluding the legacy of online K-12 tutoring services of RMB19.2 million in the third quarter of 2021.

•	Gross margin was 74.5%, representing a year-over-year increase of 25.1 percentage points, compared with 49.4% in the third quarter of 2021.

•	Net loss was RMB23.5 million (US$3.3 million), significantly decreasing from net loss of RMB489.9 million in the third quarter of 2021.

•	Net loss as a percentage of net revenues was negative 18.9% in the third quarter of 2022, narrowing from negative 98.6% in the third quarter of 2021.

•

Adjusted net income[2] (non-GAAP), which excluded share-based compensation expenses of RMB31.8 million (US$4.5 million), was RMB8.3 million (US$1.2 million), improving from adjusted net loss (non-GAAP) of RMB456.6 million in the third quarter of 2021.

•	Adjusted net income (non-GAAP) as a percentage of net revenues was 6.7% in the third quarter of 2022, compared with negative 91.9% in the third quarter of 2021.

First Nine Months 2022 Highlights

•	Net revenues were RMB491.5 million (US$69.1 million), representing a year-over-year decrease of 70.1% from RMB1,642.0 million in the first nine months of 2021.

•	Gross margin was 61.9%, compared with 58.2% in the first nine months of 2021.

•	Net loss was RMB74.7 million (US$10.5 million), significantly decreasing from net loss of RMB1,416.4 million in the first nine months of 2021.

•	Net loss as a percentage of net revenues was negative 15.2% in the first nine months of 2022, narrowing from negative 86.3% in the first nine months of 2021.

•

Adjusted net income (non-GAAP), which excluded share-based compensation expenses of RMB96.6 million (US$13.6 million), was RMB21.8 million (US$3.1 million), improving from adjusted net loss (non-GAAP) of RMB1,263.7 million in the first nine months of 2021.

•	Adjusted net income (non-GAAP) as a percentage of net revenues was 4.4% in the first nine months of 2022, compared with negative 77.0% in the first nine months of 2021.

[1]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[2]	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “We are encouraged by our performance in the third quarter of 2022. We managed to record net revenues of RMB124.6 million (US$17.5 million) in the third quarter of 2022, despite the uncertainty and economic impact associated with the COVID-19 outbreaks across China. We continued to develop and upgrade our teaching and learning SaaS offerings together with our clients and to explore personalized self-directed leaning products that better satisfy customer needs. ”

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “Our net loss on a GAAP basis continued to narrow in the third quarter of 2022 compared with the same period in 2021. We achieved net profitability for the fourth consecutive quarter on a non-GAAP basis, which serves as testament to our resilient operational foundation and new business opportunities. We will continue to implement our strategies in a financial prudent approach under the backdrop of external uncertainties and challenges.”

Third Quarter 2022 Unaudited Financial Results

Net Revenues

Net revenues for the third quarter of 2022 were RMB124.6 million (US$17.5 million), representing a year-over-year decrease of 74.9% from RMB496.8 million in the third quarter of 2021, mainly due to the cessation of the Company’s online K-12 tutoring services by the end of 2021. Excluding net revenue from online K-12 tutoring services, net revenues increased significantly from RMB19.2 million to RMB124.6 million during the same period.

Cost of Revenues

Cost of revenues for the third quarter of 2022 was RMB31.7 million (US$4.5 million), representing a year-over-year decrease of 87.4% from RMB251.4 million in the third quarter of 2021, which was largely in line with the decrease in net revenues due to the cessation of the Company’s online K-12 tutoring services under the new regulatory and business environment.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2022 was RMB92.9 million (US$13.1 million), representing a year-over-year decrease of 62.2% from RMB245.4 million in the third quarter of 2021.

Gross margin for the third quarter of 2022 was 74.5%, compared with 49.4% in the third quarter of 2021. The increase was mainly attributable to the Company’s more stringent and efficient cost management.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended September 30,
	2021		2022			Year-over-
	RMB	%	RMB	USD	%	year
Sales and marketing expenses	388,561	78.2%	27,920	3,925	22.4%	-92.8%
Research and development expenses	201,177	40.5%	50,869	7,151	40.8%	-74.7%
General and administrative expenses	123,122	24.8%	41,680	5,859	33.5%	-66.1%
Impairment for property and equipment and right-of-use assets	30,826	6.2%	—	—	0.0%	-100.0%

Total operating expenses	743,686	149.7%	120,469	16,935	96.7%	-83.8%

Total operating expenses for the third quarter of 2022 were RMB120.5 million (US$16.9 million), including RMB31.8 million (US$4.5 million) of share-based compensation expenses, representing a year-over-year decrease of 83.8% from RMB743.7 million in the third quarter of 2021.

Sales and marketing expenses for the third quarter of 2022 were RMB27.9 million (US$3.9 million), including RMB4.7 million (US$0.7 million) of share-based compensation expenses, representing a year-over-year decrease of 92.8% from RMB388.6 million in the third quarter of 2021. This was mainly due to the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

Research and development expenses for the third quarter of 2022 were RMB50.9 million (US$7.2 million), including RMB6.9 million (US$1.0 million) of share-based compensation expenses, representing a year-over-year decrease of 74.7% from RMB201.2 million in the third quarter of 2021. The decrease was primarily attributable to staff optimization in line with business adjustment.

General and administrative expenses for the third quarter of 2022 were RMB41.7 million (US$5.9 million), including RMB20.2 million (US$2.8 million) of share-based compensation expenses, representing a year-over-year decrease of 66.1% from RMB123.1 million in the third quarter of 2021. The decrease was primarily due to staff optimization in line with business adjustment.

Impairment for property and equipment and right-of-use assets for the third quarter of 2022 were nil, compared with RMB30.8 million in the third quarter of 2021. As a result of the changes in regulatory environment in the online education industry, the Company recognized impairment losses in the third quarter of 2021.

Loss from Operations

Loss from operations for the third quarter of 2022 was RMB27.6 million (US$3.9 million), compared with RMB498.3 million in the third quarter of 2021. Loss from operations as a percentage of net revenues for the third quarter of 2022 was negative 22.2%, improving from negative 100.3% in the third quarter of 2021.

Net Loss

Net loss for the third quarter of 2022 was RMB23.5 million (US$3.3 million), compared with net loss of RMB489.9 million in the third quarter of 2021. Net loss as a percentage of net revenues was negative 18.9% in the third quarter of 2022, compared with negative 98.6% in the third quarter of 2021.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net income (non-GAAP) for the third quarter of 2022 was RMB8.3 million (US$1.2 million), compared with adjusted net loss (non-GAAP) of RMB456.6 million in the third quarter of 2021. Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 6.7% in the third quarter of 2022, improving from negative 91.9% in the third quarter of 2021.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Business Outlook

The COVID-19 outbreaks across China have led to uncertainties and potential delays in the government procurement processes and unpredictable timetables in relation to project delivery which thus impacted our revenue recognition. It also brought uncertainties to consumer sentiment and local government budgeting. These situations had significantly affected the Company’s ability to provide accurate business forecast, especially when our new businesses are still in the early stage of development. The Company has hence decided not to provide revenue guidance going forward.

Conference Call Information

The Company will hold a conference call on Wednesday, December 7, 2022 at 8:00 p.m. U.S. Eastern Time (Thursday, December 8, 2022 at 9:00 a.m. Beijing time) to discuss the financial results for the third quarter of 2022.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BIe4d071c3ea9f4b32abe2da6c1c79412e.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the nine months ended September 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1135 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families, which is not a tutoring service. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31	As of September 30
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,180,898	850,943	119,624
Accounts receivable	617	31,632	4,447
Prepaid expenses and other current assets	161,209	120,423	16,929
Total current assets	1,342,724	1,002,998	141,000

Non-current assets
Property and equipment, net	69,811	36,321	5,106
Right-of-use assets	153,963	35,274	4,959
Other non-current assets	13,923	7,855	1,104

TOTAL ASSETS	1,580,421	1,082,448	152,169

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB93,115 and RMB33,080 as of December 31, 2021 and September 30, 2022, respectively)	392,293	153,034	21,513
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB239,267 and RMB40,119 as of December 31, 2021 and September 30, 2022, respectively)	243,878	41,099	5,778
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB29,113 and RMB7,788 as of December 31, 2021 and September 30, 2022, respectively)	46,885	19,051	2,678

Total current liabilities	683,056	213,184	29,969

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB57,906 and RMB6,176 as of December 31, 2021 and September 30, 2022, respectively)	100,329	12,099	1,701

TOTAL LIABILITIES	783,385	225,283	31,670

SHAREHOLDERS’ EQUITY
Class A ordinary shares	293	285	40
Class B ordinary shares	38	38	5
Additional paid-in capital	10,859,107	10,934,229	1,537,110
Accumulated other comprehensive income	18,691	78,440	11,028
Accumulated deficit	(10,081,093)	(10,155,827)	(1,427,684)

TOTAL SHAREHOLDERS’ EQUITY	797,036	857,165	120,499

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,580,421	1,082,448	152,169

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	496,834	124,570	17,512
Cost of revenues (Note 1)	(251,426)	(31,712)	(4,458)

Gross profit	245,408	92,858	13,054

Operating expenses (Note 1)
Sales and marketing expenses	(388,561)	(27,920)	(3,925)
Research and development expenses	(201,177)	(50,869)	(7,151)
General and administrative expenses	(123,122)	(41,680)	(5,859)
Impairment for property and equipment and right-of-use assets	(30,826)	—	—

Total operating expenses	(743,686)	(120,469)	(16,935)

Loss from operations	(498,278)	(27,611)	(3,881)

Interest income	6,186	3,001	422
Foreign currency exchange gain (loss)	835	(26)	(4)
Other income, net	1,327	1,099	154

Loss before provision for income tax	(489,930)	(23,537)	(3,309)

Income tax expenses	—	—	—

Net loss	(489,930)	(23,537)	(3,309)

Net loss available to ordinary shareholders of 17	(489,930)	(23,537)	(3,309)

Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.99)	(0.05)	(0.01)

Net loss per ADS (Note 2)
Basic and diluted	(9.90)	(0.50)	(0.10)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	495,779,263	501,316,949	501,316,949

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	7,111	4,689	659
Research and development expenses	12,002	6,912	972
General and administrative expenses	14,170	20,248	2,846

Total	33,283	31,849	4,477

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(489,930)	(23,537)	(3,309)
Share-based compensation	33,283	31,849	4,477

Adjusted net (loss) income	(456,647)	8,312	1,168

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	1,641,972	491,508	69,095
Cost of revenues (Note 1)	(687,054)	(187,270)	(26,326)

Gross profit	954,918	304,238	42,769

Operating expenses (Note 1)
Sales and marketing expenses	(1,308,819)	(61,567)	(8,655)
Research and development expenses	(640,639)	(184,054)	(25,874)
General and administrative expenses	(362,340)	(149,422)	(21,005)
Impairment for property and equipment and right-of-use assets	(87,708)	—	—

Total operating expenses	(2,399,506)	(395,043)	(55,534)

Loss from operations	(1,444,588)	(90,805)	(12,765)

Interest income	21,275	6,647	934
Foreign currency exchange gain	2,696	159	22
Other income, net	4,259	9,265	1,302

Loss before provision for income tax	(1,416,358)	(74,734)	(10,507)

Income tax expenses	—	—	—

Net loss	(1,416,358)	(74,734)	(10,507)

Net loss available to ordinary shareholders of 17	(1,416,358)	(74,734)	(10,507)

Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(2.91)	(0.15)	(0.02)

Net loss per ADS (Note 2)
Basic and diluted	(29.10)	(1.50)	(0.20)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	486,710,309	506,333,040	506,333,040

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	18,705	12,037	1,692
Research and development expenses	35,251	21,272	2,990
General and administrative expenses	98,694	63,244	8,891

Total	152,650	96,553	13,573

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(1,416,358)	(74,734)	(10,507)
Share-based compensation	152,650	96,553	13,573

Adjusted net (loss) income	(1,263,708)	21,819	3,066